April 2, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Arzonetti
James Lopez

Re:	Eightco Holdings Inc.
Registration Statement on Form S-3
Filed February 5, 2024
File No. 333-276876

Ladies and Gentlemen:

On behalf of Eightco Holdings Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 4, 2024 (the “Comment Letter”), to Brian McFadden, former Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1 thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form S-3 filed February 5, 2024

General

1.	We note that your Form 10-Q for the quarter ended September 30, 2023 on page 10 states that “[t]he accompanying financial statements have been prepared on a going concern basis...” and that there is “...substantial doubt about [your] ability to continue as a going concern within one year after the date that the financial statements are issued.” Please revise Summary and where appropriate regarding the auditor’s doubt about your ability to continue as a going concern.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s 10-K filed on April 1, 2024, which is incorporated by reference into Amendment No. 1 to the Registration Statement, includes disclosures regarding the Company’s auditor’s doubt about its ability to continue as a going concern in the risk factors, auditor’s report, notes to the financial statements, and in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company advises the Staff that there is also a reference to the auditor’s doubt about the Company’s ability to continue as a going concern in the section titled “Experts” in Amendment No. 1 to the Registration Statement. Please see page 18 of Amendment No. 1.

April 2, 2024

Risk Factors, page 5

2.	We note the disclosure in your Form 8-K filed on October 5, 2023 that you received notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing. Please revise here and where appropriate to disclose the risks related to this notice and the risks of a potential delisting, including your continued eligibility to use Form S-3 and potential violations, if any, of representations and warranties associated with your funding sources.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s 10-K filed on April 1, 2024, which is incorporated by reference into Amendment No. 1 to the Registration Statement, includes a risk factor to disclose the risks related to the notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing, as well as the risks of a potential delisting, including the Company’s continued eligibility to use Form S-3 and potential violations, if any, of representations and warranties associated with the Company’s funding sources. The Company advises the Staff that Amendment No. 1 to the Registration Statement includes a further updated version of this risk factor. Please see page 5 of Amendment No. 1.

Please direct any questions or comments concerning this response to Rick Werner at (212) 659-4974.

Very truly yours,

/s/ Paul Vassilakos
Paul Vassilakos
Chief Executive Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP